

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2011

VIA US MAIL AND FAX (949) 282-5889

Mr. Devasis Ghose
Chief Financial Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> Re: **Skilled Healthcare Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 14, 2011**
> **File No. 001-33459**

Dear Mr. Ghose:

We have reviewed your response letter dated April 22, 2011 and your filings and have the following comments. As noted in our letter dated April 13, 2011, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

5. Business Segments, pages F-22-F-24

1. We note your response to comment one from our letter dated April 13, 2011. It appears that each facility meets the definition of an operating segment as described in ASC 280-10-50-1 and thus, would be deemed a reporting unit. Pursuant to ASC 350-20-35-1, goodwill should be tested for impairment at the reporting unit level. Tell us how you complied with the cited guidance.

2. Additionally, in determining your reportable segments, tell us your basis for aggregating operating segments which consist of each of your facilities. Refer to ASC 280-10-50-11.

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Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director